1400 Toastmaster Drive, Elgin, Illinois 60120 • (847) 741-3300 • Fax (847) 741-1689

May 24, 2012

Via EDGAR
Mr. Jeffrey Gordon
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

RE:	The Middleby Corporation Item 4.01 Form 8-K Filed May 16, 2012 File No. 1-9973

Dear Mr. Gordon:

Please find below the Company’s responses to your letter dated May 22, 2012.  For reference, the numbered paragraphs below correspond to the numbered comments in your letter, with the Staff's comments presented in bold text.  The Company's responses are presented below each comment under the heading “Response.”  The Company’s response accompanies an Amended Form 8-K filed today.

1.
You currently disclose that during the fiscal years ended January 1, 2011 and December 31, 2011 and the subsequent interim period through March 31, 2012, there were no reportable events or disagreements with the former accountant. The disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal there were any reportable events or disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. As such, please amend your Form 8-K to also disclose whether there were any reportable events or disagreements with the former accountant through May 10, 2012, the date of dismissal. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response:

In response to your comment, the language in the fifth and sixth paragraphs of the Form 8-K has been revised to clarify that the prior disclosure applies to the subsequent interim period through May 10, 2012.

2.
You currently disclose that during the fiscal years ended January 1, 2011 and December 31, 2011 and the subsequent interim period through March 31, 2012, you did not consult with your new accountant. Please amend your Form 8-K to state, if true, that you did not consult with your new accountant during the fiscal years ended January 1, 2011 and December 31, 2011 and through the date of engagement of your new accountant, which is May 10, 2012. Refer to Item 304(a)(2) of Regulation S-K.

Response:

In response to your comment, the language in the second paragraph of the Form 8-K has been revised to clarify that the prior disclosure applies to the subsequent interim period through May 10, 2012.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

Response:

A copy of the updated Exhibit 16.1 from the former accountants has been filed with the Amended Form 8-K.

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Company Acknowledgement

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (847) 429-7744.  Facsimile transmissions may be sent to the undersigned at (847) 429-7544.

Sincerely,

By:	/s/ Timothy J. FitzGerald
Name:	Timothy J. FitzGerald
Title:	Chief Financial Officer